SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of July 2016

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

The registrant hereby incorporates all parts, except for “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 23, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 23 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 28 July 2016	By	/ s / Shaun Coles
(Authorised Signatory)

Quarterly Management Statement, 30 June 2016

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2016 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2015.

Supplementary information for Santander UK plc is included in Appendix 4.

A glossary of the main terms used in the Quarterly Management Statement is included in Appendix 2 and is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the six months ended

30 June 2016

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK Group Holdings plc	1

Quarterly Management Statement, 30 June 2016

Nathan Bostock, Chief Executive Officer, commented:

“I am pleased to report a strong set of results for the first half of the year, with solid business performance, continued cost discipline, and net lending growth across all customer business segments. Our focus on clients and innovation is driving improved customer experience and loyalty across our business, while laying the foundations for long-term success. In a period of significant uncertainty, our commitment to British businesses, customers and our people remains as strong as ever.

By building upon these strong foundations and being a bank that is Simple, Personal and Fair, I remain confident of our ability to continue to give value to customers. I am also confident that, as the only full-service scale challenger, we can face the expected macroeconomic headwinds while managing business performance and maintaining balance sheet strength.”

H116 business and financial highlights 1

•	Profit before tax of £1,078m, up 16% versus H115 with solid business performance, continued cost discipline and good credit quality

•	276,000 new 1I2I3 World customers and growth in retail current account balances of £7.8bn

•	Retail customer satisfaction above the average of our three highest performing peers [2]

•	Net mortgage lending of £0.6bn and net lending to corporates of £2.0bn

•	Net interest margin of 1.50% down 3bps from 2015, and Banking NIM [4] of 1.78% down 2bps from Q415, impacted by SVR attrition and asset margin pressure

•	Strong non-interest income growth, up 34% including £119m gain on sale of Visa Europe Limited shareholding

•	Operating expenses were broadly flat, with digitalisation and product simplification supporting operational efficiency offset by £30m UK Banking Reform costs in the period,

•	CET 1 ratio of 11.2% and leverage ratio of 3.9% were adversely impacted by market volatility and rates including those in the last week of June

	H116	H115
Income statement highlights	£m	£m
Net interest income	1,773	1,783
Non-interest income [3]	671	500
Operating expenses before impairment losses, provisions and charges	(1,206)	(1,201)
Impairment losses on loans and advances	(63)	(57)
Provisions for other liabilities and charges	(97)	(97)
Profit before tax	1,078	928

	30.06.16	31.12.15
Balance sheet highlights	£bn	£bn
Customer loans	201.0	198.6
- of which mortgages	153.4	152.8
- of which corporates	28.4	26.4
Customer deposits	167.0	162.3
Loan-to-deposit ratio (LDR)	119%	121%
CET 1 capital ratio	11.2%	11.6%
PRA end-point Tier 1 leverage ratio	3.9%	4.0%

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for the full note.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 30 June 2016

Delivering on our 2016-18 commitments 1

Our 2018 commitments were established in Sep15, when we refined our proven and successful strategy to become a fully customer-focused and better diversified bank. The key to our success will be the focus on our people and behaviours, while delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities in which we operate.

Our focus for the next three years will be centred on the following five strategic priorities:

•	Customer loyalty and market share growth

•	Operational and digital excellence

•	Consistent and growing profitability and a strong balance sheet

•	Live the Santander Way through our behaviours

•	Support communities through skills, knowledge and innovation

Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	30.06.16	31.12.15
Loyal retail customers (million)	4.7	3.7	3.7
Loyal SME and Corporate customers	308,000	279,000	266,000
Retail customer satisfaction (FRS) [2]	Top 3	63.5%	62.9%
Average of 3 highest performing peers		62.3%	62.0%
Digital customers (million)	6.5	4.3	3.9

•	Our loyal retail customer base continues to grow, with total deposits by customers with a primary banking relationship up 7% to £91.6bn. 1I2I3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships, with average liabilities (banking and savings) held by 1I2I3 Current Account holders 5.5x higher than for non-1I2I3 Current Account customers. [3]

•	Our client-centric infrastructure and an award winning international proposition continued to improve the depth of customer relationships and to drive business growth with UK companies.

•	FRS reported our retail customer satisfaction was above the average of the three highest performing peers on a rolling 12 month basis as of Jun16, 63.5% versus 62.3%. Further improvement in customer satisfaction remains at the heart of our plans.

•	Digital customers increased strongly in the period, as we continue to improve our digital proposition and enhance our customer experience. Recently we launched the Investment Hub, a new online platform with a wide range of options for customers to self-manage their investments. We also launched our Working Capital Loans solution for SMEs in partnership with Kabbage and became the first UK bank to introduce voice banking technology within our SmartBank App.

Shareholders	2018 target	30.06.16	31.12.15
Adjusted Return on Tangible Equity (Adjusted RoTE) 5 / RoTE [5]	12% - 14%	11.0%[4]	8.2%
Cost-to-income ratio (CIR)	< 50%	49%	53%
CET 1 capital ratio	c.12%	11.2%	11.6%
Non-performing loan (NPL) ratio	< 1.50%	1.54%	1.54%
Dividend payout ratio	50%	N/A	50%

•	Adjusted RoTE [5] was 11.0%, supported by solid business performance, cost discipline and good credit quality, offsetting the adverse impact of the bank corporation tax surcharge. RoTE [5] was 12.8%.

•	CIR improved to 49%, absorbing ongoing investment and capturing operational and digital efficiencies.

•	The decline in the CET 1 capital ratio to 11.2% reflects market-driven accounting impacts on defined benefit pension schemes. There was also an adverse impact in the Available for Sale (AFS) portfolio, Prudent Valuation Adjustments (PVA), and RWA levels for credit, counterparty and market risk in late June.

•	The NPL ratio was 1.54%, with all loan books performing well supported by prudent lending criteria.

1.	See Appendix 1 for notes and Appendix 2 for definitions.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 30 June 2016

2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for the full note.
3.	Includes combined banking and savings balances of customers with a primary 1|2|3 Current Account or other primary current account.
4.	Adjusted RoTE [5] of 11.0% is annualised and adjusted for the UK Bank Levy and FSCS phasing that in 2015 was £101m and £76m, respectively and the biannual dividend payments. The gain on the sale of our Visa Europe Limited shareholding is not annualised. See Appendix 1.
5.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 30 June 2016

	H116	H115	Change
Summarised consolidated income statement [1]	£m	£m	%
Net interest income	1,773	1,783	(1)
Non-interest income [2]	671	500	34

Total operating income	2,444	2,283	7

Total operating expenses before impairment losses, provisions and charges	(1,206)	(1,201)	—

Impairment losses on loans and advances	(63)	(57)	11
Provisions for other liabilities and charges	(97)	(97)	—

Total operating impairment losses, provisions and charges	(160)	(154)	4

Profit before tax	1,078	928	16

Tax on profit	(307)	(195)	57

Profit after tax for the period	771	733	5

H116 compared to H115

•	Net interest income was lower due to continued SVR attrition and asset margin pressure, driven by the competitive environment for new business lending. This was partially offset by increased lending and retail liability margin improvement, resulting in a net interest margin of 1.50% down 3bps from 2015, and Banking NIM [3] of 1.78% down 2bps from Q415.

•	Non-interest income was up 34% at £671m, driven by higher 1|2|3 Current Account fees and a £119m gain on the sale of our Visa Europe Limited shareholding.

•	Operating expenses before impairment losses, provisions and charges were flat, as we continue to absorb investment in business growth, regulatory costs, and the continued enhancements to our digital channels.

•	Impairment losses on loans and advances increased to £63m, in part due to the impairment of a single loan in Global Corporate Banking that moved to non-performance. Overall, retail and corporate loans continue to perform well, with Retail Banking also benefitting from a £58m release in mortgage provisions.

•	Provisions for other liabilities and charges were steady at £97m, with a lower FSCS charge offset by a restructuring provision.

•	Tax on profit increased 57% to £307m, driven by the 8% bank corporation tax surcharge and higher profits. The effective tax rate is now 28% from 21% in H115.

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 30 June 2016

Ring-fencing update

•	We remain in close and constructive dialogue with the PRA as we work to finalise our business model. Our near final plans were submitted to both the PRA and FCA on 29 January 2016 and we anticipate additional feedback later this year.

•	We expect to provide an update at the Banco Santander Investor Day on 30 September 2016, keeping all our stakeholders updated as we transition towards our target business model and legal structure.

•	On 1 June 2016, Santander UK plc became the issuer of all existing medium term wholesale securities previously issued by Abbey National Treasury Services plc (ANTS). Going forward, Santander UK plc will be the issuer under each of the wholesale funding programmes, and all notes transferred to, or newly issued by, Santander UK plc will be its sole liability and not guaranteed by any other entity. [1]

2016 Outlook

•	By focusing on loyalty and deeper relationships, continuing to develop the momentum in our Commercial Banking and GCB businesses, a relentless focus on operational and digital excellence and our strong balance sheet, we believe we have the resilience and capabilities to deliver on our refined strategy.

•	We expect the slowdown of the UK economy, seen in the run up to the EU referendum, to continue as economic uncertainties prevail.

•	The decision to leave the EU has led to further economic uncertainty and financial market volatility. In the near-term, this could result in lower consumer confidence that would be negative for continued economic growth. In addition, the lower value of GBP sterling, when combined with the pickup in oil prices, is likely to lead to higher inflation.

•	In a period of significant macroeconomic uncertainty with a wide range of possible outcomes, some economic downside risks are likely to be mitigated by monetary policy actions by the Bank of England and the capital and liquidity strength of the banking sector.

•	We expect net interest margin and Banking NIM [2] for 2016 to decline further, driven by continued competitive pressures on asset margins as well as SVR attrition. Offsetting some of the net interest income pressure, we see opportunities across our customer business segments to drive fee income growth.

•	Cost management remains a key focus as we continue to invest and grow, while capturing future operational efficiencies.

•	We expect our net mortgage lending to be broadly in line with the market, and the decline in SVR balances to be slightly lower than the net £8.1bn reduction in 2015.

•	Since 30 June 2016, the trends evident in the business operating results have not changed significantly.

1.	Except in the case of covered bonds, which will continue to benefit from the guarantee by Abbey Covered Bonds LLP.
2.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 30 June 2016

	30.06.16	31.12.15
Summary of segmental balance sheet assets and liabilities [1]	£bn	£bn
Customer loans
Retail Banking	165.5	164.8
Commercial Banking	21.6	20.9
Global Corporate Banking	6.8	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.0	198.6

Other assets	98.0	82.8

Total assets	299.0	281.4

Customer deposits
Retail Banking	141.1	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	3.2	3.0
Corporate Centre	3.0	3.9

Total customer deposits	167.0	162.3

Other liabilities	115.8	103.4

Total liabilities	282.8	265.7

Shareholders’ equity	15.8	15.3
Non-controlling interests [2]	0.4	0.4

Total liabilities and equity	299.0	281.4

	30.06.16	31.12.15
Summarised consolidated capital, leverage, liquidity and funding [1]	£bn	£bn
Capital and leverage
CET 1 capital	9.9	10.0
Total qualifying regulatory capital	14.8	14.9
Risk-weighted assets (RWAs)	88.4	85.8

CET 1 capital ratio	11.2%	11.6%
Total capital ratio [3,4]	16.8%	17.4%
PRA end-point Tier 1 leverage ratio	3.9%	4.0%

Liquidity
Liquidity Coverage Ratio (LCR)	133%	120%
LCR eligible liquidity pool	42.3	38.7

Funding
Total wholesale funding	62.3	64.7
- of which with a residual maturity of less than one year	20.5	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	206%	183%

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).
3.	Total capital ratio of 16.8% was impacted by the transitional treatment of minority interests and grandfathering rules. See Capital and leverage section on page 7.
4.	Total capital ratio uses total qualifying capital and RWAs rounded to millions, causing a rounding difference to the ratio.

Santander UK Group Holdings plc	7

Quarterly Management Statement, 30 June 2016

Balances

•	Customer loans grew £2.4bn to £201.0bn, with net increases of £0.6bn in residential mortgage balances and £2.0bn in corporate lending.

•	Other assets consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets. The increase of £15.2bn mainly reflects higher mark-to-market values on derivatives and increased cash collateral as the result of market volatility following the EU membership referendum.

•	Customer deposits increased £4.7bn to £167.0bn, as we focused on retaining and originating accounts held by more loyal customers. Retail Banking current account balances grew £7.8bn to a total of £61.0bn, partially offset by lower savings balances.

•	The LDR improved to 119%, with continued growth in Retail Banking current account balances.

Capital and leverage

•	The decline in the CET 1 capital ratio to 11.2% and the PRA end-point Tier 1 leverage ratio to 3.9% reflects market-driven accounting impacts in Q216 on defined benefit pension schemes, offsetting retained profits after distributions. There was also an adverse impact on the AFS portfolio, PVA, and RWA levels for credit, counterparty and market risk including those in the last week of June. The accounting surplus on our funded defined benefit pension schemes was £39m (2015: £483m).

•	The total capital ratio decreased to 16.8%, due to the lower CET1 capital ratio and the transitional impact of the CRD IV Minority Interest and grandfathering rules.

•	RWAs were up 3% to £88.4bn, due to higher assets and the impact of market volatility which increased credit, counterparty and market risk.

Liquidity and funding

•	The LCR eligible liquidity pool increased £3.6bn to £42.3bn, reflecting prudent liquidity planning and an increase in the collateral received for derivatives, which are used to hedge our foreign currency MTF issuance. Wholesale funding with a residual maturity of less than one year was slightly lower at £20.5bn. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 206% coverage ratio.

•	MTF issuance was £5.5bn (sterling equivalent) of which £3.6bn was senior unsecured debt.

•	We expect to receive final clarification later in the year around our minimum requirements for eligible liabilities (MREL) and funds. Based on our current understanding and from discussions with the regulator, we believe the most efficient way of meeting the majority of our requirements will be through the issuance of senior unsecured debt from the holding company, downstreamed to the operating company in a compliant form.

•	In May16 we launched an offer to buy back certain long-dated senior unsecured instruments from our operating company. This is in line with our end state wholesale funding structure, where long-dated unsecured debt will be issued by our holding company. The transaction had no significant impact on the income statement.

•	The total drawdown of UK Treasury Bills under the various Funding for Lending Schemes (FLS) increased £1.0bn to £3.2bn, demonstrating our commitment to small and medium sized enterprises.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £404m. Monthly utilisation, excluding pro-active customer contact, during the period was in line with the 2015 average.

•	Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the possibility of a two-year deadline, which is still pending FCA approval.

•	Existing non-PPI related conduct provisions amounted to £128m, relating predominantly to wealth and investment products.

Santander UK Group Holdings plc	8

Quarterly Management Statement, 30 June 2016

Credit quality 1

	Customer loans	NPLs	NPL ratio	NPL coverage	6M Gross write-offs	Loan loss allowance
30.06.16	£bn	£m	%	%	£m	£m
Retail Banking	165.5	2,295	1.39	30	98	696
Residential mortgages	153.4	2,174	1.42	16	18	354
Consumer finance and other unsecured lending	12.1	121	1.00	283	80	342
Lending to corporates [3]	28.4	685	2.41	45	15	309
Commercial Banking	21.6	632	2.93	40	15	254
Global Corporate Banking	6.8	53	0.78	104	—	55
Corporate Centre	7.1	111	1.56	95	5	106

	201.0	3,091	1.54	36	118	1,111

	Customer loans	NPLs	NPL ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.15	£bn	£m	%	%	£m	£m
Retail Banking	164.8	2,373	1.44	32	212	762
Residential mortgages	152.8	2,252	1.47	19	40	424
Consumer finance and other unsecured lending	12.0	121	1.01	279	172	338
Lending to corporates [3]	26.4	596	2.26	49	111	293
Commercial Banking	20.9	586	2.80	44	83	260
Global Corporate Banking	5.5	10	0.18	330	28	33
Corporate Centre	7.4	87	1.18	117	45	102

	198.6	3,056	1.54	38	368	1,157

•	The Retail Banking portfolio had a lower NPL ratio and coverage ratio, driven by impairment releases in mortgages due to the continued rise in house prices and improving quality of the portfolio.

•	The NPL ratio for total lending to corporates increased to 2.41%, with a moderate increase in NPLs from two loans, partially offset by asset growth. In Commercial Banking a loan of £50m moved to non-performance, but with high quality collateral held against it. In Global Corporate Banking a loan of £43m moved to non-performance.

	Customer loans	NPLs	NPL ratio	NPL coverage	6M / 12M Gross write-offs	Loan loss allowance
Commercial Real Estate (CRE)	£bn	£m	%	%	£m	£m
30.06.16	9.4	191	2.03	33	1	63
31.12.15	9.2	168	1.83	43	13	72

•	The CRE portfolio of £9.4bn represents 33% of our lending to corporates and 5% of total customer loans.

•	The portfolio is well diversified across sectors, with no significant regional or single name concentration.

•	Total exposures to CRE amounted to £10.9bn (2015: £10.5bn), with a weighted average LTV of 52% (2015: 52%). [2]

•	We maintained a conservative approach to lending, with no new business written above 70% LTV (2015: nil) and 96% written at or below 60% LTV (2015: 84%).

•	Despite an increase in NPLs in H116, the portfolio remains well covered with an NPL coverage ratio of 33% and low write-offs of £1m.

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 9% of exposures.
3.	Lending to corporates is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. This measure is not a substitute to such IFRS measures and is being presented for informational purposes given it is a metric that is not required to be disclosed by a government, governmental authority or self-regulatory organisation.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 30 June 2016

	30.06.16		31.12.15
Mortgage interest rate profile	£bn of total stock	% of total stock	£bn of total stock	% of total stock
Fixed rate	87.1	57	82.6	54
Variable rate	33.9	22	34.4	23
Standard Variable Rate	32.4	21	35.8	23

Total residential mortgages	153.4	100	152.8	100

•	The proportion of SVR loan balances decreased to 21%, variable rate was broadly stable at 22%, and fixed rate mortgages increased to 57%. The SVR attrition was driven by customer refinancing, either internally or through re-mortgaging and customer sentiment over expected future interest rate movements. The SVR attrition was £3.4bn (H115: £3.9bn).

•	The mortgage borrower mix remained broadly unchanged, driven by underlying stability in target market segments, product pricing and our distribution strategy. Home movers and re-mortgagers represented 44% and 33% of total stock respectively, with first-time buyers at 19% and buy-to-let (BTL) at 4%.

•	We have continued to build our BTL book by focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the BTL market. In H116, we completed 7,200 BTL mortgages, representing 11% of new business flow, at an average LTV of 70%. In line with the market, we saw a spike in BTL mortgages ahead of the Apr16 stamp duty increase.

	30.06.16		31.12.15
Mortgage geographical distribution	£bn of total stock	% of total stock	£bn of total stock	% of total stock
East Anglia	4.9	3	4.9	3
London	36.5	23	35.6	23
Midlands	15.8	10	15.9	10
North and North West	15.6	10	15.8	10
Northern Ireland	3.9	3	4.0	3
Scotland	7.1	5	7.3	5
South East excluding London	45.3	30	44.8	30
South West and Wales	16.9	11	17.0	11
Yorkshire and Humberside	7.4	5	7.5	5

Total residential mortgages	153.4	100	152.8	100

•	Average loan size for new business was broadly stable at £199,000 for the UK overall, £264,000 for the South East including London and £142,000 for the rest of the UK. The loan-to-income multiple [1] of mortgage lending in H116 was 3.13 (Dec15: 3.10).

	30.06.16		31.12.15
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	17	45	16	40
>50-75%	43	41	41	42
>75-85%	25	9	27	10
>85-100%	15	4	16	6
>100%	—	1	—	2

Simple average	65	44	65	45

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 15% of new business flow. Stock LTV at 44% was broadly unchanged.

1.	Average earnings multiple of new business at inception in the six months ended 30 Jun16 and the year ended 31 Dec15.

Santander UK Group Holdings plc	10

Quarterly Management Statement, 30 June 2016

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

	H116	H115	Change
Summary income statement	£m	£m	%
Net interest income	1,489	1,497	(1)
Non-interest income [1]	275	264	4

Operating income	1,764	1,761	—

Operating expenses before impairment losses, provisions and charges	(865)	(890)	(3)
Impairment losses on loans and advances	(30)	(85)	(65)
Provisions for other liabilities and charges	(76)	(95)	(20)

Profit before tax	793	691	15

H116 compared to H115

•	Net interest income decreased 1%, driven by reduced margins on mortgage stock, continued SVR attrition and pressure on new lending margins partially offset by higher asset volumes.

•	Non-interest income increased 4%, with higher 1|2|3 Current Account fees offset by reduced investment fees and lower credit card income from interchange.

•	Operating expenses before impairment losses, provisions and charges fell slightly with network efficiencies offset by continued investment in the growth of the business, digital enhancements and absorbing regulatory compliance costs.

•	Impairment losses on loans and advances decreased 65%, mainly due to a £58m release in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

•	Provisions for other liabilities and charges decreased 20%, mainly due to a lower FSCS charge.

Balances	30.06.16 £bn	31.12.15 £bn
Customer loans	165.5	164.8
- of which mortgages	153.4	152.8
- of which consumer finance	6.6	6.3
- of which other unsecured lending	5.5	5.7
RWAs	42.8	42.4
Customer deposits	141.1	137.3
- of which savings	66.4	70.3
- of which current accounts	61.0	53.2
- of which other retail products	13.7	13.8

•	Mortgage net lending was £0.6bn, with the total stock balance up at £153.4bn. This was driven by steady approval volumes and mortgage retention, with c.80% of maturing Santander UK mortgages retained.

•	Consumer finance balances increased 5%, driven by higher retail customer loans and car dealer funding. Other unsecured lending balances, which include bank overdrafts, unsecured personal loans (UPL), and credit cards, decreased 4% in an increasingly competitive market.

•	Customer deposits increased £3.8bn as current account balances continued to grow strongly, mainly through our 1|2|3 Current Account with a net inflow of £7.8bn in total current account balances. This growth was offset by lower demand for savings products with balances reducing £3.9bn.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 30 June 2016

Retail Banking (continued)

Business volumes [1]	H116	H115
Mortgage gross lending	£12.7bn	£11.9bn
Mortgage net lending	£0.6bn	£0.6bn
Consumer finance gross lending	£1,634m	£1,458m
Consumer finance net lending	£266m	£426m
Other unsecured net lending	£(239)m	£466m

•	Mortgage gross lending was £12.7bn and we helped 12,000 first-time buyers (£2.0bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.1bn to £54.0bn while BTL mortgage balances increased £1.1bn to £6.1bn.

•	Consumer finance gross lending was £1,634m and net lending £266m, driven by growth in retail loans and car dealer funding that benefitted from the PSA cooperation.

•	Other unsecured net lending balances, which include bank overdrafts, UPL, and credit cards, decreased due to lower new credit card sales in an increasingly competitive environment.

Business development

•	1|2|3 World customers increased to 4.9 million, with 276,000 new customers in the period. Although the fee changes to the 1|2|3 current account took effect in Jan16, we continued to be a net gainer in the current account switcher market and customer deposit growth remained strong.

•	Our digital transformation programme continues to make it easier for customers to see, service and open products via digital platforms. In Mar16, we became the first UK bank to introduce voice banking technology to our SmartBank mobile app. We are also working with a number of Fintech companies to identify innovative solutions. One such example is our partnership with Kabbage, who provide the technology platform for our Working Capital Loans solution that gives UK SMEs access to same day funding. In addition, we simplified our customer processes to enhance the digital customer experience, with a mobile feature that makes it easier for customers to restore a forgotten password or locked credentials.

•	We continued to grow our digital customer base in H116, gaining an average of 1,350 new active mobile users every day and have more than 1 million customers who only use our mobile app. In the same period 42% of our mortgages were retained online, 36% of total openings of current accounts and 46% of credit cards were made through digital channels. Additionally, 25% of Business Current Accounts were opened via a digital channel in the second quarter, which represents a 3.4% increase on last quarter, following the successful launch of a shorter and digitalised application form for SMEs.

•	We are growing our Wealth Management business, building on existing foundations, and expanding our digital proposition to further improve customer loyalty. In Jun16 we launched the Investment Hub, a new digital platform which enables customers to service their investments online and gives them access to over 1,700 funds from Santander Asset Management and other leading fund managers. The investment platform complements our Financial Planning service that offers investment advice to customers on a range of products via our branch network.

1.	Gross and net lending figures exclude any assets purchased or transferred during the period.

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Quarterly Management Statement, 30 June 2016

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers.

	H116	H115	Change
Summary income statement	£m	£m	%
Net interest income	245	221	11
Non-interest income [1]	49	58	(16)

Operating income	294	279	5

Operating expenses before impairment losses, provisions and charges	(170)	(165)	3
Impairment losses on loans and advances	(15)	(20)	(25)
Provisions for other liabilities and charges	(1)	(2)	(50)

Profit before tax	108	92	17

H116 compared to H115

•	Net interest income increased 11%, resulting from continued growth in customer lending and higher deposits driven by the enhanced franchise and broader range of services.

•	Non-interest income decreased 16%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 14%, and digital and payment fees, up 26%, the latter two driven by more loyal customer relationships.

•	Operating expenses before impairment losses, provisions and charges rose 3%, reflecting the investment in our expanded footprint and network of CBCs.

•	Impairment losses on loans and advances decreased to £15m. Overall, the loan book continues to perform well and is supported by our prudent lending policy.

•	Provisions for other liabilities and charges decreased to £1m.

Balances	30.06.16 £bn	31.12.15 £bn
Customer loans	21.6	20.9
- of which SMEs	13.4	13.6
- of which mid corporate	8.2	7.3
RWAs	21.3	20.9
Customer deposits	19.7	18.1

•	Customer loans increased £0.7bn to £21.6bn, despite an increasingly competitive environment, macroeconomic uncertainty and the resulting slowdown in activity relating to the UK referendum on EU membership.

•	RWAs increased in line with asset growth.

•	We continue to attract deposit balances through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 30 June 2016

Commercial Banking (continued)

Business volumes	H116	H115
New facilities	£4,600m	£4,500m
Bank account openings	3,820	4,020
Online banking (Connect) active users	26,100	22,910

•	New facilities and bank account openings were broadly stable, in a competitive environment with increased macroeconomic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios, extending new facilities and opening new bank accounts, while leveraging our comprehensive suite of products and services. We expect our RMs to grow their portfolios and improve returns, following the productivity curve achieved in our more mature CBCs.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 14% year on year.

Business development

•	Building on the expertise and presence of Banco Santander, we offer clients international solutions to develop and manage their business through our global network. Target clients, of which c70% [1] engage in international trade, can use platforms such as Connect, Trade Portal, Trade Club and the Santander Passport service, to expand and manage their business internationally. These clients are less exposed to macroeconomic events, have a lower rate of default and tend to have a single banking relationship. By focusing on specific sectors, we continue to develop expertise in meeting our clients’ needs and increase customer advocacy.

•	The Breakthrough programme gives our clients the tools to develop and grow their business. In the first half of the year, Breakthrough Talent supported 1,572 work placements and internships and Breakthrough Growth Capital assisted 14 businesses in accessing £51m of facilities. Since inception, the Growth Capital team has completed 104 loans for 80 companies, providing £305m of facilities, which will create over 6,100 jobs. In addition, our Breakthrough International programme organised trade and virtual trade missions, and International Round Table events for clients to speak with country experts.

•	Our continued efforts and innovative offering was recognised at the 2016 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’ to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

1.	Source: Office for National Statistics. Proportion of businesses trading internationally with annual turnover between £10m to £500m.

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Quarterly Management Statement, 30 June 2016

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients and financial institutions, which because of their size, complexity or sophistication, require specially tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates, with a turnover above £500m per annum, and financial institutions as well as to the rest of Santander UK’s businesses.

Summary income statement	H116 £m	H115 £m	Change %
Net interest income	39	39	—
Non-interest income [1]	184	165	12

Operating income	223	204	9

Operating expenses before impairment losses, provisions and charges	(141)	(145)	(3)
Impairment losses on loans and advances	(21)	21	n.m.
Provisions for other liabilities and charges	—	—	—

Profit before tax	61	80	(24)

H116 compared to H115

•	Net interest income was unchanged at £39m, with continued margin compression offset by ongoing demand for project and acquisition finance, transactional services and factoring products.

•	Non-interest income increased 12% to £184m, underpinned by ongoing demand for derivative and cash sales activities.

•	Operating expenses before impairment losses, provisions and charges decreased 3% to £141m, mainly due to the timing of projects as we continue to implement our target operating model.

•	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance.

•	There were no provisions for other liabilities and charges in the period.

Balances	30.06.16 £bn	31.12.15 £bn
Customer loans	6.8	5.5
RWAs	17.1	15.4
Customer deposits	3.2	3.0

•	Customer loans increased to £6.8bn, with two sizeable client drawdowns, in addition to other refinancing and origination activities relating to project and acquisition finance and transactional services.

•	RWAs were significantly impacted by market volatility which increased credit, counterparty and market risk. RWAs attributable to customer loans equated to £8.4bn (Dec15: £7.8bn), reflecting reductions in undrawn facilities partially offset by new lending.

•	Customer deposits were broadly stable at £3.2bn.

Business development

•	We continue to develop our franchise by improving client coverage and products.
•	Our coverage teams are now organised by industry sectors, to provide sector and product expertise that also leverages Banco Santander SA’s international presence in Latin America, Iberia and other geographies.

•	Our product mix is focused on core banking activities that are low risk, with improved capabilities in transaction banking and foreign exchange, as well as enhanced debt advisory service.

•	The investment in operations and technology will improve client experience and meet regulatory requirements. We anticipate further investment in order to complete a service offering complementary to the one we now have in place for smaller corporate customers.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income.

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Quarterly Management Statement, 30 June 2016

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	H116 £m	H115 £m	Change %
Net interest income	—	26	n.m.
Non-interest income [1]	163	13	n.m.

Operating income	163	39	n.m.

Operating expenses before impairment losses, provisions and charges	(30)	(1)	n.m.
Impairment losses on loans and advances	3	27	(89)
Provisions for other liabilities and charges	(20)	—	n.m.

Profit before tax	116	65	78

H116 compared to H115

•	Net interest income decreased, reflecting the repricing of funding of the commercial balance sheet.

•	Non-interest income benefitted from a £119m gain on the sale of our Visa Europe Limited shareholding, and mark-to-market movements on economic hedges.

•	Operating expenses before impairment losses, provisions and charges represent £30m of regulatory compliance and project costs relating to Banking Reform.

•	Impairment losses on loans and advances saw a release of £3m, with lower releases from asset disposals than in H115.

•	Provisions for other liabilities include restructuring costs.

Balances	30.06.16 £bn	31.12.15 £bn
Non-core customer loans	7.1	7.4
- of which Social Housing	6.0	6.2
RWAs	7.2	7.1
Customer deposits	3.0	3.9

•	Non-core customer loans decreased in the period, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

•	RWAs remained broadly stable, with the impact of higher market volatility on counterparty credit partially offset by the reduction in non-core customer loans and the Visa Europe Limited shareholding sale. RWAs attributable to non-core customer loans amounted to £1.4bn (Dec15: £1.5bn).

•	Customer deposits decreased £0.9bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 30 June 2016

Appendix 1 – Notes

•	Bacs – Current Account Switch Service (CASS) guarantee

The published Bacs branded data referenced is for switches completing between 1 January 2015 and 31 December 2015 and shows Santander UK gained 277,961 switchers, with a net gain of 184,942. Despite a slower performance in the last quarter of 2015, the Bacs branded data confirms Santander’s position as the ‘most switched to bank in 2015’, with 28.3% of accounts switching to Santander. The branded data is published six months in arrears. Bacs data for the industry shows 2,857,833 full switches were completed between 16 September 2013 and 30 June 2016. Santander UK management information identifies 735,939 full switchers in the same period, representing approximately one-in-four full switches since the launch of CASS.

•	Corporate customer satisfaction

The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,751 interviews made in the year ending Jun16 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

•	KPIs and targets 2016-2018

These KPIs were established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. All KPIs are presented at 30 June 2016. We will report annually on people, communities, and net fee income CAGR KPIs.

Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE 1, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 30 June 2016. The figure for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking segment.

1.	Non-IFRS measure. See Appendix 1.

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Quarterly Management Statement, 30 June 2016

Appendix 1 – Notes (continued)

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The current account customer satisfaction score refers to the proportion of extremely and very satisfied main current account customers.

The ‘retail customer satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ending 30 June 2016 and compared against twelve months ending data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	Visa Europe Limited shareholding sale

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for H116.

•	1|2|3 World customer profile and metrics

1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 94% of 1|2|3 Current Account holders have a primary banking relationship (vs. 45% for our non-1|2|3 Current Account); 68% of 1|2|3 Current Account holders are loyal and 34% are affluent customers (vs. 23% and 6% respectively for our non-1|2|3 Current Account); on average 1|2|3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.5x 1 higher than for non-1|2|3 Current Account customers.

1.	Average account balances are combined savings and banking liability balances.

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Quarterly Management Statement, 30 June 2016

Appendix 1 – Non-IFRS measures

This document includes certain financial measures, which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures.

RoTE [1]	30.06.16 £m	31.12.15 £m
Profit attributable to equity holders of the parent (A)	1,500	914
Adjust for: FSCS and UK Bank Levy phasing [2]	(176)	—

Adjusted profit attributable to equity holders of the parent (B)	1,324	914

Average ordinary shareholders’ equity (C)	13,966	13,390
Average goodwill and other intangible assets	(2,251)	(2,209)

Average tangible equity (D)	11,715	11,181

Adjust for: dividend payment and annualised profit after tax [1]	294	—

Adjusted average tangible equity (E)	12,009	11,181

Return on ordinary shareholders’ funds (A/C)	10.7%	6.8%

Adjusted RoTE (B/E)	11.0%	8.2%
RoTE (A/D)	12.8%	8.2%

Banking net interest margin [3]	30.06.16 £m	31.12.15 £m
Net interest income (annualised) (A)	3,566	3,575
Average interest earning assets (B)	238,189	232,918
Average customer assets (C)	200,105	195,529

Net interest margin (A/B)	1.50%	1.53%

Banking net interest margin (A/C)	1.78%	1.83%

Lending to corporates

Lending to corporates is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. See page 8.

1.	For the definition of RoTE see Appendix 2 - Definitions. Adjusted RoTE is annualised and adjusted for the UK Bank Levy and FSCS phasing that in 2015 amounted to £101m and £76m respectively, and the biannual dividend payments. The gain on the sale of our Visa Europe Limited shareholding is not annualised. Management reviews adjusted RoTE/RoTE in order to measure the overall profitability of Santander UK and believes that presentation of these financial measures provides useful information to investors regarding Santander UK’s results of operations.
2.	Quarterly trends were impacted by FSCS charges and the UK Bank Levy. Although these represent annual charges, they are required under IFRS to be charged on 1 April and 31 December, respectively, of each year. Therefore, to show the underlying trends, the profit before tax has been further adjusted to spread these costs equally over the quarters.
3.	For the definition of Banking NIM see Appendix 2 - Definitions. Management reviews Banking NIM in order to measure the overall profitability of Santander UK and believes that presentation of this financial measure provides useful information to investors regarding Santander UK’s results of operations.

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Quarterly Management Statement, 30 June 2016

Appendix 2 – Glossary

Our glossary of the main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

Term	Definition

1|2|3 World	The 1|2|3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, house insurance and special deals. The products include the 1|2|3 Current Account, the 1|2|3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1|2|3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts.

1|2|3 World customer	A customer who holds one of our 1|2|3 current accounts, 1|2|3 Credit Card (including additional card holders) or the 1|2|3 Mini Account (in Trust). Trustees are not classed as 1|2|3 World customers. All customers must meet the eligibility for each product and 1|2|3 World offer.

Banking NIM	Net interest margin (NIM). Net interest income divided by average customer assets.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

CET 1 capital	Common Equity Tier 1 (CET 1) capital is the Called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET 1 capital ratio is CET1 capital as a percentage of risk-weighted assets.

Commercial Real Estate	Commercial Real Estate (CRE) is lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Cost-to-income ratio	Total operating expenses as a percentage of total income.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk review for industry specific definitions of individual products.

Customer accounts/ customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Customer funding gap	Customer loans less customer deposits.

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app at least once in the month, in line with Banco Santander reporting. 2015 figures were restated to include Business Banking.

Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Loan impairment provisions	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may be either identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

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Quarterly Management Statement, 30 June 2016

Appendix 2 – Glossary (continued)

Term	Definition

LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets.

Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan-to-income multiple	An average earnings multiple of new business at inception.

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Mortgages	Refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

Mortgage retention	Applied to mortgages four months post-maturity and is calculated as a twelve-month average of retention rates.

n.m.	Not meaningful when the change is above 100%.

Non-performing loans (NPLs)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk review section of the 2015 Annual Report.

NPL ratio	NPLs as a percentage of loans and advances to customers.

Other Retail Products	Other Retail products include Business Banking, Cater Allen, Structured Products, Cahoot and the branch in Jersey.

PRA end-point Tier 1 leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014.

Return on average tangible equity (RoTE)	The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.

Select customers	Customers who have a Santander Current Account plus one of the following: monthly credit turnover of £5k, or savings, banking and investments worth £75k, or a Santander mortgage on a property worth a minimum of £500k.

SVR	Standard Variable Rate for mortgages.

Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.

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Quarterly Management Statement, 30 June 2016

Appendix 3 – Income statement and balance sheet

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2015 Annual Report filed on Form 20-F.

Summarised consolidated income statement	H116 £m	H115 £m
Net interest income	1,773	1,783
Non-interest income [1]	671	500

Total operating income	2,444	2,283

Operating expenses before impairment losses, provisions and charges	(1,206)	(1,201)

Impairment losses on loans and advances	(63)	(57)
Provisions for other liabilities and charges	(97)	(97)

Total operating impairment losses, provisions and charges	(160)	(154)

Profit before tax	1,078	928
Tax on profit	(307)	(195)

Profit after tax for the period	771	733

Summary of segmental balance sheet assets and liabilities	30.06.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	165.5	164.8
Commercial Banking	21.6	20.9
Global Corporate Banking	6.8	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.0	198.6
Other assets	98.0	82.8

Total assets	299.0	281.4

Customer deposits
Retail Banking	141.1	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	3.2	3.0
Corporate Centre	3.0	3.9

Total customer deposits	167.0	162.3
Other liabilities	115.8	103.4

Total liabilities	282.8	265.7

Shareholders’ equity	15.8	15.3
Non-controlling interest	0.4	0.4

Total liabilities and equity	299.0	281.4

Summarised consolidated capital	30.06.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.8	14.9
Risk-weighted assets (RWAs)	88.4	85.8
Total capital ratio	16.8%	17.4%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 30 June 2016

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The consolidated income statement, balance sheet and capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2015 Annual Report filed on Form 20-F.

Summarised consolidated income statement	H116 £m	H115 £m
Net interest income	1,773	1,783
Non-interest income [1]	671	500

Total operating income	2,444	2,283

Operating expenses before impairment losses, provisions and charges	(1,205)	(1,200)

Impairment losses on loans and advances	(63)	(57)
Provisions for other liabilities and charges	(97)	(97)

Total operating impairment losses, provisions and charges	(160)	(154)

Profit before tax	1,079	929
Tax on profit	(307)	(195)

Profit after tax for the period	772	734

Summary of segmental balance sheet assets and liabilities	30.06.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	165.5	164.8
Commercial Banking	21.6	20.9
Global Corporate Banking	6.8	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.0	198.6
Other assets	98.0	82.8

Total assets	299.0	281.4

Customer deposits
Retail Banking	141.1	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	3.2	3.0
Corporate Centre	3.0	3.9

Total customer deposits	167.0	162.3
Other liabilities [2]	105.9	103.4

Total liabilities	282.9	265.7

Shareholders’ equity	16.0	15.6
Non-controlling interests	0.1	0.1

Total liabilities and equity	299.0	281.4

Summarised consolidated capital	30.06.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.8	15.6
Risk-weighted assets (RWAs)	88.4	85.8
Total capital ratio	17.9%	18.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Santander UK Group Holdings plc	23

Quarterly Management Statement, 30 June 2016

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the six months ended 30 June 2016 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ from the United Kingdom as reported by Banco Santander, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is the largest bank in the euro zone by market capitalisation and among the top banks on a global basis. Founded in 1857, Banco Santander had EUR 1.51 trillion in managed funds, 13,000 branches and 194,000 employees at the close of 2015. In 2015, Banco Santander made attributable profit of EUR 5,966 million, a 3% increase with respect to the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 19,900 employees and operates through 847 branches and 69 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 329 to 349 of the Santander UK Group Holdings plc 2015 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	24